Exhibit 21

LIST OF SUBSIDIARIES OF LE@P TECHNOLOGY, INC.
A DELAWARE CORPORATION
AS OF March 29, 2010

Subsidiary	State of Incorporation

Primary Care Medical Centers of America, Inc.	Delaware

Sealcraft Operators, Inc.	Texas

Caribe Company	Delaware

Seal Properties, Inc.	Texas

Corpus Company	Delaware

South Corporation	Delaware

Seal Offshore, Inc.	Delaware

First Seal, Inc.	Texas

Seal (GP), Inc.	Delaware

Parkson Property LLC	Florida